Filed by Nanometrics Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No. 000-13470

Subject Company: Nanometrics Incorporated

This filing relates to a planned merger (the “Merger”) between Nanometrics Incorporated (“Nanometrics”) and Accent Optical Technologies, Inc. (“Accent”) pursuant to the Agreement and Plan of Merger and Reorganization, dated January 25, 2006, by and among Nanometrics, Alloy Merger Corporation (a wholly-owned subsidiary of Nanometrics), Accent and, solely with respect to Article IX, Sanford S. Wadler, as Stockholder Agent (the “Merger Agreement”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K/A filed by Nanometrics on February 21, 2006.

Accent issued the following press release on June 13, 2006.

June 13, 2006 Bend, OR

Accent Optical Technologies, Inc. today announced that its revenues for the quarter ending June 30, 2006 are expected to increase from 35% to 40% over revenues in the first quarter. First quarter revenues were $10.1M. CEO Bruce Rhine stated “we gained two new overlay customers and business continues to be strong for our memory and microprocessor customers.” Accent Optical did not provide guidance for the second half of 2006 in light of the anticipated closing of its merger with Nanometrics early in the third quarter of 2006.

Additional Information and Where To Find It

In connection with the planned merger (the “Merger”) between Nanometrics, Incorporation (“Nanometrics”) and Accent Optical Technologies, Inc. (“Accent”) pursuant to the Agreement and Plan of Merger and Reorganization dated January 25, 2006 (the “Merger Agreement”), by and between Nanometrics, Alloy Merger Corporation (a wholly owned subsidiary of Nanometrics) and Accent, Nanometrics and Accent filed a joint proxy statement/prospectus on June 12, 2006. The proxy statement/prospectus includes a resolution for Nanometrics shareholder approval of the issuance of Nanometrics common stock in consideration for all the outstanding shares of Accent capital stock and the rights to acquire Accent capital stock (the “Share Issuance”), and certain other matters contemplated by the Merger Agreement. The proxy statement/prospectus also includes a resolution for Accent stockholder approval of the Merger Agreement and the Merger and certain other matters contemplated by the Merger Agreement. The joint proxy statement/prospectus will be mailed to the shareholders of Accent and Nanometrics once it is finalized. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT IS FINALIZED BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION. The joint proxy statement/prospectus was filed with the Securities and Exchange Commission (“SEC”) by Nanometrics and Accent.

Investors and security holders may obtain a free copy of the joint proxy statement/prospects and other documents filed by Nanometrics with the SEC at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Nanometrics by directing a request to Nanometrics Incorporated, 1550 Buckeye Drive, Milpitas, California 95035, Attention: Investor Relations, Telephone: (408) 435-9600 or by sending an email request to investors@nanometrics.com.

Nanometrics and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Nanometrics’ and Accent’s shareholders with respect to the transactions contemplated by the Merger Agreement. Information regarding such officers and directors is included in the joint proxy statement/prospectus. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nanometrics by directing a request to Nanometrics Incorporated, 1550 Buckeye Drive, Milpitas, California 95035, Attention: Investor Relations, Telephone: (408) 435-9600 or by sending an email request to investors@nanometrics.com.

Accent and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Accent’s and Nanometrics’ shareholders with respect to the transactions contemplated by the Merger Agreement. Information regarding such Accent directors and executive officers and their interests in the Merger is included in the joint proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, such as statements regarding the expected cost savings, impact of the Merger on operating results of the combined company, market position of the combined company and product portfolio of the combined company. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which Nanometrics expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Nanometrics and Accent businesses will not be integrated successfully; Nanometrics’ ability to achieve the cost savings and cash earnings expected, costs related to the Merger; failure of the Nanometrics shareholders to approve the Share Issuance, failure of the parties to satisfy various closing conditions, the inability of Nanometrics to achieve the market position anticipated and other economic, business, competitive and/or regulatory factors affecting Nanometrics’ and Accent’s businesses generally, including those set forth in Nanometrics’ filings with the SEC, including its Annual Report on Form 10-K for its most recent fiscal year, especially in the Management Discussion and Analysis section, its most recent Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. All forward-looking statements included in this communication are based on information available to Nanometrics on the date hereof. Nanometrics undertakes no obligation (and expressly disclaims any such obligation) to update forward-looking statements made in this communication to reflect events or circumstances after the date of this communication or to update reasons why actual results could differ from those anticipated in such forward-looking statements.